USEC INC.

UNITED STATES ENRICHMENT CORPORATION

Two Democracy Center

6903 Rockledge Drive

Bethesda, Maryland 20817

September 22, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: John Reynolds

Re:	USEC Inc.; United States Enrichment Corporation
Application for Qualification of Indenture on Form T-3
File No. 022-28996

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-28996) (as amended, the “Application”) of USEC Inc. (“USEC”) and United States Enrichment Corporation (“Enrichment Corp.” and, together with USEC, the “Applicants”), relating to the qualification of the Indenture governing USEC’s 8.0% PIK Toggle Notes due 2019/2024 (the “Indenture”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) and Rule 7a-9 promulgated thereunder, the Applicants hereby respectfully request the acceleration of the effectiveness of the Application so that it may become effective at 4 p.m. (Eastern time) on September 24, 2014 or as soon as practicable thereafter.

The Applicants hereby acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Applicants hereby confirm that they are aware of their responsibilities under the Trust Indenture Act as they relate to the qualification of the Indenture.

Please call Scott Herlihy of Latham & Watkins LLP at (202) 637-2277 to confirm the effectiveness of the Application.

Very truly yours,

USEC INC.

By:	/s/ JOHN C. BARPOULIS
Name: John C. Barpoulis
Title: Senior Vice President and Chief Financial Officer

UNITED STATES ENRICHMENT CORPORATION

By:	/s/ JOHN C. BARPOULIS
Name: John C. Barpoulis
Title: Senior Vice President and Chief Financial Officer

cc:	Scott C. Herlihy, Esq.
Latham & Watkins LLP

[Signature Page to Acceleration Request]